                                                                                                                  April 15, 2008

VIA EDGAR TRANSMISSION AND THE MAIL

Mr. John Hartz
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
100 F Street, N.E., Mail Stop 7010
Washington, D.C. 20549-7010

RE:	Elizabeth Arden, Inc.
Form 10-K for the fiscal year ended June 30, 2007
File No. 1-6370

Dear Mr. Hartz:

         This letter sets forth the responses of Elizabeth Arden, Inc. ("Elizabeth Arden" or the "Company" or "we" or "our") to the comments of the staff of the Securities and Exchange Commission (the "Commission") contained in a letter to the Company dated February 29, 2008. For ease of reference, each comment in the Commission's letter is printed below and followed by the Company's response.
Form 10-K for the Fiscal Year Ended June 30, 2007 (the "2007 Form 10-K")

General

1.

Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings, including interim filings.

Company Response

We note the instructions regarding future filings. Our proposed revisions are set forth in this letter and will be contained in future filings, as appropriate, but are subject to change based on facts and circumstances at the time we make future filings.

Mr. John Hartz
Securities and Exchange Commission
April 15, 2008

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates, page 24

2.

Since your critical accounting estimates and assumptions are based on matters that are highly uncertain, please revise your critical accounting policy disclosures where appropriate to provide quantitative and qualitative disclosure of each estimate's specific sensitivity to change, based on other outcomes that are reasonably likely to occur and would have a material effect on your financial statements. Refer to Section V of the Commission's Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations (Release 33-8350/34-48960) issued December 19, 2003.

Company Response

The Company proposes to modify its disclosure of critical accounting policies and estimates to include quantitative and qualitative disclosure of each estimate's specific sensitivity to change, based on other outcomes that are reasonably likely to occur and that would have a material effect on the Company's financial statements. Exhibit A sets forth our 2007 Form 10-K disclosure of critical accounting policies and estimates, as adjusted to address the staff's comment. Changes to the original text of the 2007 Form 10-K are marked. The Company proposes to add this disclosure, updated as necessary for current fiscal year results, in our next Annual Report on Form 10-K ("Form 10-K") and in future interim filings, as appropriate.

Consolidated Financial Statements

Note 1 - General Information and Summary of Significant Accounting Policies, page 47

3.	Please disclose the components of accumulated other comprehensive income (loss) as of each balance sheet date as required by paragraph 26 of SFAS 130.

Company Response

The Company proposes to add the information illustrated in Exhibit B regarding the components of accumulated other comprehensive income (loss) as of each balance sheet date to Note 1 in our Notes to Consolidated Financial Statements in our next Form 10-K.

Note 19 - Geographical Information, page 78

4.

We note your disclosure that you manage your business on the basis of one reportable operating segment. Please tell us how you considered the provisions of paragraphs 10 and 17 of SFAS 131 in identifying your operating segments and your reporting segment.

Mr. John Hartz
Securities and Exchange Commission
April 15, 2008

Company Response

We are a global prestige beauty products company. As indicated in our 2007 Form 10-K, our business strategy is to grow our brand portfolio by investing behind our core brands and to acquire control of and develop additional brands through brand development, acquisitions and new licensing and distribution agreements that will complement our existing brand portfolio and target additional demographics. Our brand portfolio is generally marketed globally, except where limitations exist under certain distribution agreements and/or arrangements. Our marketing approach emphasizes a consistent global image for our brands, and our product launches are substantially all global launches using consistent imagery and marketing strategies. We develop and choose brands based on our assessment of the potential global success and profitability of such brands.

As a result of the above, we currently evaluate our performance on a global consolidated basis. In that regard, the information used by our chief executive officer ("CEO") and our board of directors in reviewing Company performance, setting business strategy and managing resource allocation is based on consolidated results, and our performance-based compensation programs for our executive officers have traditionally focused on our consolidated financial and operating performance.

As indicated in Note 19 to our 2007 Consolidated Financial Statements, the Company is managed on the basis of one reportable operating segment, and we have considered the provisions of paragraph 10 of SFAS 131, "Disclosures About Segments of an Enterprise and Related Information" in reaching that conclusion. As discussed in that paragraph, an operating segment is a component of an enterprise: (a) that engages in business activities from which it may earn revenues and incur expenses, (b) whose operating results are regularly reviewed by the enterprise's chief operating decision maker (the "CODM") to make decisions about resources to be allocated to the segment and assess its performance and, (c) for which discrete financial information is available. We have considered the provisions of this paragraph and have determined that we do not have any components of our enterprise that meet all three criteria of paragraph 10.

Our basis for this conclusion is as follows:

—     Our CODM is our CEO. We do not have a Chief Operating Officer. As the CODM of Elizabeth Arden, our CEO receives a monthly package (the "CODM Package") to review the operating and financial results of our enterprise. The monthly CODM Package is the primary monthly financial and operating information that our CODM receives, and is also the only financial and operating information that is routinely provided to our board of directors. The CODM Package contains consolidated financial information about our results of operations, a balance sheet and operating cash flows, selected operating data for certain selling units, as well as other detailed operating information such as inventory trend reports and summarized accounts receivable aging. Our selling units are all engaged in similar activities of marketing and distributing our brands. The selected operating data included in the CODM Package for certain selling units consists of (i) gross to net sales calculations, (ii) gross margin, and (iii) "recurring EBITDA" (which does not include interest, depreciation, amortization or certain non-recurring charges).

Mr. John Hartz
Securities and Exchange Commission
April 15, 2008

—     The selected operating data included in the CODM Package for certain selling units is not intended to reflect, and does not facilitate comparisons of, operating performance amongst our different selling units due to differences in the allocation methodologies used for various significant expense items. Accordingly, it is not used by our CODM to make resource allocation decisions across selling units. Most notably, gross margin and "recurring EBITDA" are not calculated in the same way for all of our selling units due to these differences in allocation methodologies. Many costs one would typically see within operating information are not charged in a consistent manner across selling units and our allocation methodologies can and do change from year to year. For example, creative and product development costs are not charged to any selling units, but rather are accounted for as a corporate expense. Other significant costs, such as media advertising, marketing, virtually all of our general and administrative expenses and distribution expenses, are not charged to our selling units in the United States but are charged to certain of our selling units outside of the United States. Additionally, there are many functions where costs are incurred at the corporate level and are allocated to our non-U.S. selling units but not our U.S.-based selling units, and the manner in which we allocate such costs has changed from year to year. In our year ended June 30, 2007, the total costs that were not allocated consistently across our selling units were approximately $280 million. As such, since the gross margin and "recurring EBITDA" data included in the CODM Package with respect to selling units does not provide a meaningful basis for comparison of the operating performance or relative profitability of our selling units among each other or with operating segments reported by our competitors, our CODM relies upon the consolidated information provided in the CODM Package to assess Company performance and make resource allocation decisions on an enterprise-wide basis. We recognize the inherent limitations of the selected operating data presented in the CODM Package, and we include a note regarding such limitations in the CODM Package where such data appears in the CODM Package.

—    While we recognize that SFAS 131 implementation guidance and EITF D-101 provides that "discrete financial information" need not include a balance sheet but can be comprised of as little as operating information, we do not believe that our CODM Package contains discrete financial information at less than an enterprise level. Although our CODM Package does include certain operating data at below the level of the consolidated enterprise (as described below), we do not believe this data meets the definition of discrete financial information for the following reasons:

®    The only operating data that is presented in the CODM Package that is not for the consolidated Company is data for certain selling units consisting of (i) gross to net sales calculations, (ii) gross margin, and (iii) "recurring EBITDA" (which does not include interest, depreciation, amortization or certain non-recurring charges). As discussed above, we do not believe this represents discrete financial information for such selling units as it is not sufficient to make resource allocation decisions between selling units or assess the operating performance of a selling unit relative to other selling units. Our CODM Package does not contain any balance sheet or cash flow information other than on a consolidated basis.

®    Brand and customer information in the CODM Package is only presented on the basis of gross sales and, as a result, does not constitute discrete financial information.

Mr. John Hartz
Securities and Exchange Commission
April 15, 2008

Based on the above, we believe that our consolidated financial information is the only discrete financial information that is reliably comparable, consistently developed, and used by our CODM to make resource allocation decisions. Accordingly, we believe the Company is managed on the basis of one reportable operating segment.

         Based upon the responses provided and the incorporation of certain additional disclosure items in our future filings as noted herein, we believe that the Company has satisfied the staff's requests.

         The Company acknowledges that: the Company is responsible for the adequacy and accuracy of the disclosure items in our filings; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         Please direct additional questions or comments to me at (203) 462-5739. My fax number is (203) 462-5798.

                                                                                                               Very truly yours,

                                                                                                               /s/ Stephen J. Smith
                                                                                                               Stephen J. Smith
                                                                                                               Executive Vice President
                                                                                                               and Chief Financial Officer

cc:    Lisa Haynes, Staff Accountant -- via facsimile: (202) 772-9368

Mr. John Hartz                                                                                                                            EXHIBIT A
Securities and Exchange Commission
April 15, 2008

Critical Accounting Policies and Estimates

         ~~We consider the following accounting policies important in understanding our operating results and financial condition.~~ The preparation of our consolidated financial statements in conformity with U.S. generally accepted accounting principles requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses reported in those consolidated financial statements. We base our estimates on historical experience and other factors that we believe are most likely to occur. Changes in facts and circumstances may result in revised estimates, which are recorded in the period in which they become known. If these changes result in a material impact to the consolidated financial statements, their impact is disclosed in "Management's Discussion and Analysis of Financial Condition and Results of Operations" and/or in the "Notes to the Consolidated Financial Statements." The disclosures below also note situations in which it is reasonably likely that future financial results could be affected by changes in these estimates and assumptions. The term "reasonably likely" refers to an occurrence that is more than remote but less than probable in the judgment of management.

         Our most critical accounting policies and estimates are described in detail below. See Note 1 to the Notes to Consolidated Financial Statements -- "General Information and Summary of Significant Accounting Policies," for a discussion of these and other accounting policies.

         Accounting for Acquisitions and Intangible Assets.    We have accounted for our acquisitions under the purchase method of accounting for business combinations. Under the purchase method of accounting, the cost, including transaction costs, are allocated to the underlying net assets, based on their respective estimated fair values. The excess of the purchase price over the estimated fair values of the net assets acquired is recorded as goodwill.

         The judgments made in determining the estimated fair value and expected useful lives assigned to each class of assets and liabilities acquired can significantly affect net income. For example, different classes of assets will have useful lives that differ, and the useful life of property, plant, and equipment acquired will differ substantially from the useful life of brand licenses and trademarks. Consequently, to the extent a longer-lived asset is ascribed greater value under the purchase method than a shorter-lived asset, net income in a given period may be higher.

         Determining the fair value of certain assets and liabilities acquired is judgmental in nature and often involves the use of significant estimates and assumptions. One of the areas that requires more judgment is determining the fair value and useful lives of intangible assets. In this process, we often obtain the assistance of third party valuation firms for certain intangible assets.

         Our intangible assets consist of exclusive brand licenses, trademarks and other intellectual property, customer relationships and lists, non-compete agreements and goodwill. The value of these assets is exposed to future adverse changes if we experience declines in operating results or experience significant negative industry or economic trends. We review indefinite-lived intangible assets and goodwill for impairment at least annually. ~~Our~~All of our intangibles are reviewed for impairment or reconsideration of the useful life assigned as circumstances dictate using the guidance of applicable accounting literature. An impairment loss is recognized to the extent the carrying amount of the asset exceeds its estimated fair value. Factors used to estimate the fair value and useful life of intangible assets include historical and expected future revenues and profitability and the discounted future cash flows related to the asset. Because the fair value and estimated useful life of an intangible asset is a subjective estimate, it is

Mr. John Hartz                                                                                                                            EXHIBIT A
Securities and Exchange Commission
April 15, 2008

reasonably likely that circumstances may cause the estimate to change. For example, if we discontinue or experience a decline in the profitability of one or more of our brands, the value of the intangible assets associated with those brands or their useful lives may decline, or, certain intangible assets, such as the Elizabeth Arden brand trademarks, may no longer be classified as an indefinite-lived asset, which could result in additional charges to net income.

         We have determined that the Elizabeth Arden trademarks have indefinite useful lives, as cash flows from the use of the trademarks are expected to be generated indefinitely. During the quarter ended June 30, 2007, we performed our annual impairment testing of these assets with the assistance of a third party valuation firm. The analyses and assessments of these assets indicated that no impairment adjustment was required.

         Depreciation and Amortization.    Depreciation and amortization is provided over the estimated useful lives of the assets using the straight-line method. Periodically, we review the lives assigned to our long-lived assets and adjust the lives, as circumstances dictate. Because estimated useful life is a subjective estimate, it is reasonably likely that circumstances may cause the estimate to change. For example, if we experience significant declines in net sales in certain channels of distribution, it could affect the estimated useful life of certain of our long-lived assets, such as counters or trade fixtures, which could result in additional charges to net income.

         Long-Lived Assets.    We review for the impairment of long-lived assets to be held and used whenever events or changes in circumstances indicate that the carrying amount of such assets may not be fully recoverable. Measurement of an impairment loss is based on the fair value of the asset compared to its carrying value. An impairment loss is recognized to the extent the carrying amount of the asset exceeds its estimated fair value. Because the fair value is a subjective estimate, it is reasonably likely that circumstances may cause the estimate to change. The same circumstances that could affect the estimated useful life of a long-lived asset, as discussed above, could cause us to change our estimate of the fair value of that asset, which could result in additional charges to net income. Long-lived assets to be disposed of are reported at the lower of carrying amount or fair value less costs to sell.

         Revenue Recognition.    Sales are recognized when title and risk of loss transfers to the customer, the sales price is fixed or determinable and collectibility of the resulting receivable is probable. Sales are recorded net of estimated returns, markdowns and other allowances. The provision for sales returns and markdowns represents management's estimate of future returns and markdowns based on historical experience and considering current external factors and market conditions.

         Allowances for Sales Returns and Markdowns.    As is customary in the prestige beauty business, we grant certain of our customers, subject to our authorization and approval, the right to either return product or to receive a markdown allowance for certain promotional product. Upon sale, we record a provision for product returns and markdowns estimated based on our historical and projected experience, economic trends and changes in customer demand. ~~There~~Because there is considerable judgment used in evaluating the ~~factors influencing the~~allowance for returns and markdowns, ~~and additional allowances in any particular period may be needed~~ it is reasonably likely that actual experience will differ from our estimates. If, for example, customer demand for our products is lower than estimated, additional provisions for returns or markdowns may be required resulting in a charge to income in the period the determination was made. As a percentage of gross sales, our expense for returns and markdowns was

Mr. John Hartz                                                                                                                            EXHIBIT A
Securities and Exchange Commission
April 15, 2008

XX%, 7.7% and 7.9% for the fiscal years ending June 30, 2008, 2007 and 2006, respectively. A hypothetical 5% change in the value of our allowance for sales returns and markdowns as of June 30, 2008 would result in a $XX million change to net income.

         Allowances for Doubtful Accounts Receivable.    We maintain allowances for doubtful accounts to cover uncollectible accounts receivable, and we evaluate our accounts receivable to determine if they will ultimately be collected. This evaluation includes significant judgments and estimates, including an analysis of receivables aging and a customer-by-customer review for large accounts. It is reasonably likely that actual experience will differ from our estimates, which may result in an increase or decrease in the allowance for doubtful accounts. If, for example, the financial condition of our customers deteriorates resulting in an impairment of their ability to pay, additional allowances may be required resulting in a charge to income in the period the determination was made. A hypothetical 5% change in the value of our allowance for doubtful accounts receivable as of June 30, 2008 would result in a $XX million change to net income.

         Provisions for Inventory Obsolescence.    We record a provision for estimated obsolescence and shrinkage of inventory. Our estimates consider the cost of inventory, forecasted demand, the estimated market value, the shelf life of the inventory and our historical experience. ~~If there are changes to these estimates, additional provisions for inventory obsolescence may be necessary~~Because of the subjective nature of this estimate, it is reasonably likely that circumstances may cause the estimate to change. If, for example, demand for our products declines, or if we decide to discontinue certain products, we may need to increase our provision for inventory obsolescence which would result in additional charges to net income. A hypothetical 5% change in the value of our provision for inventory obsolescence as of June 30, 2008 would result in a $XX million change to net income.

         Hedge Contracts.    We have designated each qualifying foreign currency contract we have entered into as a cash flow hedge. Unrealized gains or losses, net of taxes, associated with these contracts are included in accumulated other comprehensive income on the balance sheet. Gains and losses will only be recognized in earnings in the period in which the contracts expire.

         Share-Based Compensation.    All share-based payments to employees, including the grants of employee stock options, are recognized in the financial statements based on their fair values, but only to the extent that vesting is considered probable. Compensation cost for awards that vest will not be reversed if the awards expire without being exercised. The fair value of stock options is determined using the Black-Scholes option-pricing model. The fair value of the market-based restricted stock awards is determined using a Monte Carlo simulation model, and the fair value of all other restricted stock awards is based on the closing price of our common stock on the date of grant. Compensation costs for awards are amortized using the straight-line method. Option pricing model input assumptions such as expected term, expected volatility and risk-free interest rate impact the fair value estimate. Further, the forfeiture rate impacts the amount of aggregate compensation. These assumptions are subjective and generally require significant analysis and judgment to develop. When estimating fair value, some of the assumptions are based on or determined from external data and other assumptions may be derived from our historical experience with share-based arrangements. The appropriate weight to place on historical experience is a matter of judgment, based on relevant facts and circumstances.

Mr. John Hartz                                                                                                                            EXHIBIT A
Securities and Exchange Commission
April 15, 2008

         We rely on our historical experience and post-vested termination activity to provide data for estimating our expected term for use in determining the fair value of our stock options. We currently estimate our stock volatility by considering our historical stock volatility experience and other key factors. The risk-free interest rate is the implied yield currently available on U.S. Treasury zero-coupon issues with a remaining term equal to the expected term used as the input to the Black-Scholes model. We estimate forfeitures using our historical experience. Our estimates of forfeitures will be adjusted over the requisite service period based on the extent to which actual forfeitures differ, or are expected to differ, from their estimates. Because of the significant amount of judgment used in these calculations, it is reasonably likely that circumstances may cause the estimate to change. If, for example, actual forfeitures are lower than our estimate, additional charges to net income may be required.

         Income Taxes and Valuation Reserves.    A valuation allowance may be required to reduce deferred tax assets to the amount that is more likely than not to be realized. We consider projected future taxable income and ongoing tax planning strategies in assessing a potential valuation allowance. In the event we determine that we may not be able to realize all or part of our deferred tax asset in the future, or that new estimates indicate that a previously recorded valuation allowance is no longer required, an adjustment to the deferred tax asset would be charged or credited to net income in the period of such determination.

         In accordance with FIN 48, we recognize in our Consolidated Financial Statements the impact of a tax position if it is more likely than not that such position will be sustained on audit based on its technical merits. While we believe that our assessments of whether our tax positions are more likely than not to be sustained are reasonable, each assessment is subjective and requires the use of significant judgments. As a result, one or more of such assessments may prove ultimately to be incorrect, which could result in a change to net income.

Mr. John Hartz                                                                                                                            EXHIBIT B
Securities and Exchange Commission
April 15, 2008

To be inserted as a new sentence at the end of Note 1 "Significant Accounting Policies -- Accumulated Other Comprehensive Income":
The components of accumulated other comprehensive income as of June 30, 2007 and 2006 were as follows:

	Year Ended June 30, 2007

	Foreign	Unrealized	Accumulated
	Currency	Hedging	Other
	Translation	Loss,	Comprehensive
(In thousands)	Adjustments	Net of Taxes	Income

Beginning balance	$2,369	$(388)	$1,981
Current period change	2,577	(977)	1,600

Ending balance	$4,946	$(1,365)	$3,581

Note: The table will be updated to reflect June 30, 2008 balances as well.